TAGALDER  (2000)  INC.

                    (FORMERLY  TAGALDER  INCORPORATED)

                    REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS

                    AS  OF  DECEMBER  31,  2001  AND  DECEMBER  31,  2000

                    TOGETHER  WITH  REPORT  OF  INDEPENDENT  AUDITORS

                    (AMOUNTS  EXPRESSED  IN  US  DOLLARS)

                    TAGALDER  (2000)  INC.

                    (FORMERLY  TAGALDER  INCORPORATED)

                    REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS

                    AS  OF  DECEMBER  31,  2001  AND  DECEMBER  31,  2000

                    TOGETHER  WITH  REPORT  OF  INDEPENDENT  AUDITORS

                    (AMOUNTS  EXPRESSED  IN  US  DOLLARS)


                    TABLE  OF  CONTENTS



     Report  of  Independent  Auditors                                         1

     Revised  Consolidated  Balance  Sheets                                  2-3

     Revised  Consolidated  Statements  of  Operations                         4

     Revised  Consolidated  Statements  of  Cash Flows                         5

     Revised  Consolidated  Statements  of  Changes  in
     Stockholders'  Equity                                                     6

     Notes  to  Revised Consolidated Financial Statements                   7-23

                          REPORT  OF  INDEPENDENT  AUDITORS


To the Board of Directors and Stockholders of Tagalder (2000) Inc.
(Formerly  Tagalder  Incorporated)

We have audited the accompanying revised consolidated balance sheets of Tagalder
(2000) Inc. (formerly Tagalder Incorporated) (incorporated in the Province of Ontario, Canada) as at December 31, 2001 and 2000 and the related revised consolidated statements of operations, cash flows and changes in stockholders' equity for each of the years ended December 31, 2001, 2000 and 1999. These revised consolidated financial statements are the responsibility of the management of Tagalder (2000) Inc. (formerly Tagalder Incorporated). Our responsibility is to express an opinion on these revised consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the revised consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the revised consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall revised financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the revised consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tagalder
(2000) Inc. (formerly Tagalder Incorporated) as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years ended December 31, 2001, 2000 and 1999 in accordance with generally accepted accounting principles in the United States of America.

The accompanying revised consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the revised consolidated financial statements, the company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter also are described in note 1. The revised consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The previous Report of Independent Auditors dated May 21, 2002 has been withdrawn. The revised financial statements have been adjusted as described in note  2.

On  October  22,  2002,  we  reported separately to the stockholders of Tagalder
(2000) Inc. (Formerly Tagalder Incorporated) on revised financial statements for December 31, 2001 and December 31, 2000, prepared in accordance with Canadian generally accepted accounting principles.


/s/ Schwartz Levitsky Feldman llp
-----------------------------------


Toronto,  Ontario
October  22,  2002                                        Chartered  Accountants

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONSOLIDATED  BALANCE  SHEETS
AS  AT  DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


                                    2001     2000
                                     $         $

                     ASSETS
  CURRENT ASSETS

    Cash . . . . . . . . . . . .   3,087   16,566
    Prepaids and sundry assets .   2,718    5,328
    Advances receivable (note 5)       -        -
                                  ------  -------

                                   5,805   21,894

  MINERAL PROPERTIES (note 6). .       1        1

  EMU FARM (note 7). . . . . . .       1  356,662

  INVESTMENTS (note 8) . . . . .       3        -

  WEB SITES (note 9) . . . . . .       1  116,746
                                  ------  -------

                                   5,811  495,303
                                  ======  =======

APPROVED  ON  BEHALF  OF  THE  BOARD

___________________________________Director

___________________________________Director

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONSOLIDATED  BALANCE  SHEETS
AS  AT  DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


                                                               2001        2000
                                                                 $           $
                                  LIABILITIES
  CURRENT LIABILITIES

    Accounts payable and accrued liabilities (note 10)       62,898      18,646

  LOANS AND ADVANCES (note 11) . . . . . . . . . . . .       16,470           -
                                                        ------------  ----------

                                                             79,368      18,646
                                                        ------------  ----------

                         STOCKHOLDERS' EQUITY (DEFICIENCY)

COMMON STOCK (note 12) . . . . . . . . . . . . . . . .    3,836,484   1,475,082

  ACCUMULATED OTHER COMPREHENSIVE LOSS . . . . . . . .      (24,360)    (11,416)

  DEFICIT. . . . . . . . . . . . . . . . . . . . . . .   (3,885,681)   (987,009)
                                                        ------------  ----------

                                                            (73,557)    476,657
                                                        ------------  ----------

                                                              5,811     495,303
                                                        ============  ==========


The accompanying notes are an integral part of these revised consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
FOR  THE  YEARS  ENDED  DECEMBER  31
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


                                                    2001          2000        1999
                                                      $             $           $

REVENUE . . . . . . . . . . . . . . . . . .            -             -           -


EXPENSES

    Administrative services . . . . . . . .       11,625         7,137      12,132
    Communications. . . . . . . . . . . . .        1,155         1,397       1,727
    Consulting. . . . . . . . . . . . . . .       31,359         1,821      72,059
    Exploration costs (recovery). . . . . .            -          (241)     16,826
Management fees . . . . . . . . . . . . . .       31,920             -           -
    Office and general. . . . . . . . . . .        4,987         4,970       6,876
    Professional fees . . . . . . . . . . .       38,994        19,216      17,963
    Public relations. . . . . . . . . . . .          383           481         205
    Shareholder information . . . . . . . .        4,379         4,775       2,282
    Transfer agent fees . . . . . . . . . .        3,097         5,166       4,382
    Travel and accommodation. . . . . . . .            -         9,735       4,857
                                              -----------   -----------  ----------

                                                 127,899        54,457     139,309
                                              -----------   -----------  ----------
LOSS FROM CONTINUING OPERATIONS
      BEFORE UNDERNOTED ITEMS . . . . . . .     (127,899)      (54,457)   (139,309)

    Write-down of investments (note 8). . .   (2,312,317)            -           -
    Write-down of emu farm (note 9) . . . .     (345,437)            -           -
    Write-down of web sites (note 10) . . .     (113,019)            -           -
    Forgiveness of debt (note 13) . . . . .            -             -     258,609
                                              -----------   -----------  ----------
EARNINGS (LOSS) FROM CONTINUING
    OPERATIONS. . . . . . . . . . . . . . .   (2,898,672)      (54,457)    119,300

    Discontinued operations (note 14) . . .            -             -     (72,021)
                                              -----------   -----------  ----------

NET INCOME (LOSS) . . . . . . . . . . . . .   (2,898,672)      (54,457)     47,279
                                              -----------   -----------  ----------
  Net earnings (loss) per common share
    (basic and diluted) . . . . . . . . . .        (0.13)        (0.01)       0.01
                                              -----------   -----------  ----------
  Weighted average number of common
    shares outstanding, adjusted for
    reverse split of company's stock (1:10)
    on August 30, 2000 (note 12). . . . . .   21,483,649    10,333,276   7,085,946
                                              ===========   ===========  ==========

The accompanying notes are an integral part of these revised consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
FOR  THE  YEARS  ENDED  DECEMBER  31
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


                                                         2001       2000       1999
                                                           $          $          $
  CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss). . . . . . . . . . . . . .   (2,898,672)   (54,457)    47,279
    Adjustments to reconcile net income (loss)
      to net cash used in operating activities:
    Write-down of web sites. . . . . . . . . . .      113,019          -          -
    Write-down of emu farm . . . . . . . . . . .      345,437          -          -
    Write-down of investments. . . . . . . . . .    2,312,317          -          -
    Forgiveness of debt. . . . . . . . . . . . .            -          -   (258,609)
    Discontinued operations. . . . . . . . . . .            -          -     72,021
    Prepaid and sundry assets. . . . . . . . . .        2,362     (4,843)   111,355
    Accounts payable and accrued liabilities . .       46,646    (27,707)     6,907
                                                   -----------  ---------  ---------

  Net cash used in operating activities. . . . .      (78,891)   (87,007)   (21,047)
                                                   -----------  ---------  ---------

  CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of common shares. . . . . . . . . .       49,083    103,016     33,652
    Loans and advances . . . . . . . . . . . . .       16,942     (3,367)    16,826
                                                   -----------  ---------  ---------

  Net cash provided by financing activities. . .       66,025     99,649     50,478
                                                   -----------  ---------  ---------

  CASH FLOWS FROM INVESTING ACTIVITIES
    Investment in joint venture under
        development. . . . . . . . . . . . . . .            -          -    (25,797)
                                                   -----------  ---------  ---------

  Net cash used in investing activities. . . . .            -          -    (25,797)
                                                   -----------  ---------  ---------

  EFFECT OF FOREIGN CURRENCY EXCHANGE
    RATE CHANGES . . . . . . . . . . . . . . . .         (613)    (1,099)       186
                                                   -----------  ---------  ---------

  NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS . . . . . . . . . . . . . .      (13,479)    11,543      3,820

    Cash and cash equivalents, beginning of
        year . . . . . . . . . . . . . . . . . .       16,566      5,023      1,203
                                                   -----------  ---------  ---------

  CASH AND CASH EQUIVALENTS, END OF
    YEAR . . . . . . . . . . . . . . . . . . . .        3,087     16,566      5,023
                                                   ===========  =========  =========

    Income taxes paid. . . . . . . . . . . . . .            -          -          -
                                                   ===========  =========  =========

    Interest paid. . . . . . . . . . . . . . . .            -          -          -
                                                   ===========  =========  =========

The accompanying notes are an integral part of these revised consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31,
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)

                                                                                  Accumulated
                                   Common Stock                                   Other
                                   Number of    Common Stock                      Comprehensive
                                   Shares       Amount           Deficit          Loss
                                   -----------  ------------     -----------      -------------
                                                     $                $                $

Balance as of December 31,
  1998. . . . . . . . . . . . . .   6,335,972*     793,921         (979,831)         (819)
  Issuance of common stock
    (note 11) . . . . . . . . .     1,000,000*      50,478                -             -
  Foreign currency translation.             -           -                 -        (8,765)
  Net income for the year . . .             -           -            47,279             -
                                   -----------  ---------        -----------      --------

  Balance as of December 31,
1999. . . . . . . . . . . . . .     7,335,972*     844,399         (932,552)       (9,584)
  Issuance of common stock
    (note 11) . . . . . . . . .     8,991,910     630,683                 -             -
  Foreign currency translation.             -           -                 -        (1,832)
  Net loss for the year . . . .             -           -           (54,457)            -
                                   -----------  ---------        -----------      --------

  Balance as of December 31,
2000. . . . . . . . . . . . . .    16,327,882   1,475,082          (987,009)      (11,416)
  Issuance of common stock
    (note 11) . . . . . . . . .    21,541,136   2,361,402                 -             -
  Foreign currency translation.             -           -                 -       (12,944)
  Net loss for the year . . . .             -           -        (2,898,672)            -
                                   -----------  ---------        -----------      --------

                                   37,869,018   3,836,484        (3,885,681)      (24,360)
                                   ===========  =========        ===========      ========



*Adjusted  for  reverse  split  of  company's  stock  (1:10)  on August 30, 2000

The accompanying notes are an integral part of these revised consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


1.     GOING  CONCERN  ASSUMPTION

These consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent on the company's ability to generate sufficient working capital from operations and external investors. These consolidated financial statements do not give effect to any adjustments should the company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the consolidated financial statements. Management plans to obtain sufficient working capital from opera-tions and external financing to meet the company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plans will be successful. Failure to obtain sufficient working capital from operations and external financing will cause the Company to curtail operations.


2.     REVISION  TO  FINANCIAL  STATEMENTS

These financial statements have been revised to reflect the write-down of investments in the emu farm and web suites to $1 each. These write-downs were necessary to reflect the impact of uncertain cash flows with respect to these investments.

The  following  table  presents  the  effects of the aforementioned adjustments:

                                        2001              2001
                                          as     as previously
                                     revised          reported
                                         $                 $

Total  assets                          5,811         410,668
Net  loss                         (2,898,672)     (2,482,672)
Net  loss  per  common  share          (0.13)          (0.12)

Notes  3,  4,  7,  8,  9,  12  and  19  have  been  revised.


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

a)     Basis  of  Presentation

These consolidated financial statements include the accounts of Tagalder (2000) Inc. ("the company") and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation. A former wholly-owned subsidiary, Sinotag Corporation was disposed of during 2000 for $1.

All  material  inter-company  transactions  have  been  eliminated.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

b)     Background  Information

The company was incorporated in Ontario on August 16, 1961 as Sock Fiberglass (Canada) Limited. Sock Fiberglass (Canada) Limited changed its name to L'Air D' Or Corporation on September 22, 1997. On July 11, 1996, L'Air D'Or Corporation amalgamated with Tagalder Corporation, which was incorporated on December 19, 1994. The amalgamated corporation continued under the name of Tagalder Incorporated until August 31, 2000 when the name was changed to Tagalder (2000) Inc.

The company was originally formed as an agricultural company primarily doing business in China. The company is currently concentrating operations raising emu in Peru. The company also holds mineral exploration rights in Labrador and has expanded operations with the acquisition of web sites and various investments in private companies.

c)     Cash  and  Cash  Equivalents

Cash and cash equivalents includes cash on hand, amounts due from and to banks, and any other highly liquid investments purchased with a maturity of three months or less. The carrying amounts approximate fair values because of the short maturity of those instruments.

d)     Other  Financial  Instruments

The carrying amount of the companies' accounts receivable and accounts payable approximates fair value because of the short maturity of these instruments.

e)     Long-term  Financial  Instruments

The fair value of each of the companies' long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the companies' current borrowing rate for similar instruments of comparable maturity would be.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

f)     Income  taxes

The company accounts for income tax under the provisions of FAS No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

Current income tax expense (recovery) is the amount of income taxes expected to be payable (recoverable) for the current year. A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax losses. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns. Tax law and rate changes are reflected in income in the period such changes are enacted.

g)     Emu  Farm

The assets of the emu farm are recorded at cost and are amortized on the basis of their estimated useful lives at the undernoted rates and methods:

Building                      4%     Declining  balance
Fence                        10%     Declining  balance
Equipment                    20%     Declining  balance
Production  animals     30 years     Straight-line

h)     Web  Sites

The Web sites are recorded at cost and are amortized over five years on a straight-line basis. The company reviews annually the estimated useful life of the web sites.

i)     Investments

The company's investments are accounted for by the cost method whereby the investments are initially recorded at cost and the carrying values are annually adjusted only for dividends received.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

j)     Foreign  Currency  Translation

The company maintains its books and records in Canadian dollars, its functional currency. The financial statements are converted to US dollars, the company's reporting currency. The translation method used is the current rate method which is the method mandated by SFAS 52 where the functional currency is the foreign currency. Under the current method, all assets and liabilities are translated at the current rate, stockholders' equity accounts are translated at historical rates and revenues and expenses are translated at average rates for the year.

Due to the fact that items in the financial statements are translated at different rates according to their nature, a translation adjustment is created. This translation adjustment has been included in accumulated other comprehensive income.

k)     Earnings  or  Loss  Per  Share

The company adopted FAS No. 128, "Earnings per Share" during fiscal 1998, which requires disclosure on the financial statements of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by using the treasury stock method.

l)     Use  of  Estimates

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of assets and liabilities, and correspondingly revenues and expenses, depends on future events, the preparation of consolidated financial statements for any period necessarily involves the use of estimates and assumption. Actual amounts may differ from these estimates. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized herein.

m)     Long-Lived  Assets

The company adopted the provisions of FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of which has been superceded by FAS No. 144(note o). FAS No. 121 requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

n)     Stock  Based  Compensation

The company has adopted, FAS No. 123, Accounting for Stock-Based Compensation, which introduced the use of a fair value-based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expenses for stock-based compensation to employees based on the new fair value accounting rules. The company chose to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the measurement date over the amount an employee must pay to acquire the stock.

o)     Recently  Issued  Accounting  Standards

FAS No. 141 - Business Combinations and FAS No. 142 - Goodwill and Other Intangible Assets. FAS No. 141 requires that companies use only the purchase method for acquisitions occurring after June 30, 2001. FAS No. 142 required that goodwill and intangible assets acquired after June 30, 2001 should no longer be amortized but reviewed annually for impairment.

FAS No. 143 - Accounting For Assets Retirement Obligations - this standard requires that entities record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This standard is effective for fiscal years beginning after June 15, 2002.

FAS No. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets. This standard supercedes FAS No. 121 - Accounting for the Impairment of Long-Lived Asset to be disposed of. This standard requires that business recognize impairment when the financial statement carrying amount of long-lived asset or asset group exceeds its fair value and is not recoverable. The provisions of this statement are effective for financial statements for fiscal years beginning after December 15, 2001.

FAS No. 145 - Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FAS 145 updates, clarifies and simplifies existing accounting pronouncements. FAS 145 rescinds Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses because Statement No. 4 has been rescinded. Statement No. 44 was issued to establish accounting requirements for the effects of transition to provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement No. 44 is no longer necessary.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


3.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

o)     Recently  Issued  Accounting  Standards   (cont'd)

FAS 145 amends Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. FAS 145 also makes technical corrections to existing pronouncements.

FAS  No.  146 - Accounting for Cost Associated with Exit or Disposal Activities.
FAS 146 requires Companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Previous accounting guidance was provided by Emerging Issues Task Force ("EITF") Issue No. 94-3. FAS 146 replaces EITF 94-3. The Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

The company believes that the above standards would not have a material impact on its financial position, results of operations or cash flows.


4.     COMPREHENSIVE  INCOME  (LOSS)

The company has adopted FAS No. 130 "Reporting Comprehensive Income" as of December 1, 1998 which requires new standards for reporting and display of comprehensive income and its components in the financial statements. However, it does not affect net income or total stockholders' equity. The components of comprehensive income are as follows:


                                            2001       2000     1999

                                            $            $        $

    NET INCOME (LOSS) . . . . . . .   (2,898,672)   (54,457)  47,279

    OTHER COMPREHENSIVE
       INCOME (LOSS)

      Foreign currency translation.      (12,944)    (1,832)  (8,765)
                                      -----------   --------  -------

    COMPREHENSIVE INCOME (LOSS) . .   (2,911,616)   (56,289)  38,514
                                      ===========   ========  =======


TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


4.     COMPREHENSIVE  INCOME  (LOSS)   (cont'd)

The foreign currency translation adjustments are not currently adjusted for income taxes as the company is located in Canada and the adjustments relate to the translation of the financial statements from Canadian dollars into United States dollars as disclosed in note 3(j).


5.     ADVANCES  RECEIVABLE
                                                         2001          2000
                                                           $             $

     Advances  receivable                              31,966        33,955
     Less:  allowance  for doubtful accounts          (31,966)      (33,955)
                                                      --------      --------

     Advances  receivable,  net                              -             -
                                                      ========      ========

Advances receivable represent the balance owed to the company from Sinotag Corporation, a former subsidiary. The company has filed a claim for the amount owing (note 18) and is diligently attempting to recover the amount, though collection cannot be assured.


6.     MINERAL  PROPERTIES
                                                         2001          2000
                                                           $             $

     75%  interest  in  55  (250  in  2000)
     mineral  claims  in  Labrador subject to
     a  3%  net  smelter  return  on  10  of
     these  claims, at  nominal  value                      1             1
                                                      ========      ========

The mineral properties have been recorded at nominal value of $1 as management currently has not determined whether these properties contain ore reserves and is not actively exploring these properties.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


7.     EMU  FARM

In 2000 the company acquired an Emu farming operation in Peru. The consideration for the purchase was the issue of 5,336,910 shares of common stock. The purchase price was determined through an independent third party valuation.

The  farming  operation  includes  the  following:

                                                         2001          2000
                                                           $             $

     Building                                          58,950        60,770
     Fence                                             39,480        40,807
     Equipment                                         29,025        30,010
     Production  animals                              217,983       225,075
                                                      -------       -------

                                                      345,438       356,662

     Less:  Write-down                                345,437             -
                                                      -------       -------

                                                            1       356,662
                                                      =======       =======

As a result of uncertain future cash flows derived from the operation of the emu farm, management made a decision to write-down the assets to $1.

The company has entered into an agreement for the management of the farm and the lease of land for three years commencing January 1, 2001 at a cost of $32,000 per year.


8.     INVESTMENTS


                                              Purchase                    Carrying
                                  Ownership   price         Write-down    value
                                  ----------  ------------  ------------  --------
                                           %       $             $            $

Tung Shing Development Limited .          40    1,437,882    (1,437,881)       1
Super Success Electronic Company
    Limited. . . . . . . . . . .          15      247,030      (247,029)       1
Tagalder Global Innovations Ltd.          15      627,408      (627,407)       1
                                                ---------    -----------  --------

                                                2,312,320    (2,312,317)       3
                                                =========    ===========  ========

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


8.     INVESTMENTS   (cont'd)

a)     TUNG  SHING  DEVELOPMENT  LIMITED  ("Tung  Shing")

On April 25, 2001 and on December 19, 2001, the company acquired a total of 40% (20% and 20% respectively) in a Hong Kong company, Tung Shing. Tung Shing is in the business of investment, import/export and general trading in plywood. The agreed purchase price between the company and Tung Shing was $1,437,882 which was paid for through the issuance of 13,096,560 shares of common stock in the company. At the time the investment was acquired. Tung Shing held an interest in joint ventures that were expected to be sold at a profit. Subsequent to the company's investment in Tung Shing, it was determined that Tung Shing would not be able to sell their interest in the joint ventures.

b)     SUPER  SUCCESS  ELECTRONIC  COMPANY  LIMITED  ("Super  Success")

On December 19, 2001, the company acquired a 15% interest in Super Success, a Hong Kong company. Super Success is in the business of manufacturing and exporting electronic products. The agreed purchase price between the company and Super Success was $247,029 which was paid for through the issuance of 2,250,000 shares of common stock in the company. As at December 31, 2001, Super Success had uncertain future cash flows.

c)     TAGALDER  GLOBAL  INNOVATIONS  LTD.  ("TGI")

On December 19, 2001, the company acquired a 15% interest in TGI, a British Virgin Islands company involved in multi-media entertainment. The agreed purchase price between the company and TGI was $627,408 which was paid for through the issuance of 5,714,576 shares of common stock of the company. As at December 31, 2001, TGI had not commenced business and had uncertain future cash flows.

As a result of the above factors, management made a decision to write-down the investments to $1 each as at December 31, 2001.


9.     WEB  SITES

In 2000 the company acquired 4 developed web sites. The consideration for the web sites was the issuance of 1,750,000 shares of common stock. The purchase price was determined through an independent third party valuation.

These web sites were acquired to promote Chinese culture, trade and travel and to provide revenue resulting from use of these web sites.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


9.     WEB  SITES   (cont'd)

                        2001     2000

                          $         $

Web sites, at cost   113,020  116,746
Less:  Write-down.   113,019        -
                     -------  -------

                           1  116,746
                     =======  =======

As a result of uncertain future cash flows derived from the operation of the web sites, management made a decision to write-down the assets to $1.


10.    ACCOUNTS  PAYABLE  AND  ACCRUED  LIABILITIES

                                                                 2001    2000

                                                                   $       $
    Accounts payable and accrued liabilities is comprised of
        the following:

    Trade payables . . . . . . . . . . . . . . . . . . . . .   50,341   6,975
    Accrued liabilities. . . . . . . . . . . . . . . . . . .   12,557  11,671
                                                               ------  ------

                                                               62,898  18,646
                                                               ======  ======


11.    LOANS  AND  ADVANCES



                                                                 2001    2000

                                                                   $       $
    Advances from directors are unsecured, bear no
    interest, are without specific terms of repayment
    and are not expected to be repaid prior to
    January 1, 2003.  The fair value of the advances
    has been estimated by discounting future cash
    flows using an estimated rate of 8%.  The fair
    value of the advances is $15,240. . . . . . . . .          16,470       -
                                                               ======  ======

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


12.    COMMON  STOCK

a)     Authorized

An  unlimited  number  of  common  shares,  no  stated  value




Issued
                                                      2001       2000

                                                        $          $

37,869,018  Common shares (2000 - 16,327,882).   3,836,484  1,475,082
                                                 =========  =========


b)     Changes  to  Issued  Share  Capital

Effective August 30, 2000, the company's stockholders approved a 1:10 reverse stock split.

                                             Shares      Shares
                                             Number      $

      Balance, December 31, 1998. . . . . .   6,335,972*    793,921

        Issued for cash . . . . . . . . . .     666,667*     33,652
        Issued for repayment of debt. . . .     333,333*     16,826
                                             ----------   ---------

      Balance, December 31, 1999. . . . . .   7,335,972*    844,399

        Issued for cash . . . . . . . . . .   1,530,000     103,016
        Exercise of options . . . . . . . .     375,000      50,498
        Issued for acquisition of emu farm.   5,336,910     359,340
        Issued for acquisition of web sites   1,750,000     117,829
                                             ----------   ---------

      Balance, December 31, 2000. . . . . .  16,327,882   1,475,082

Issued for cash . . . . . . . . . . . . . .     200,000      21,958
Exercise of options . . . . . . . . . . . .     280,000      27,125
Issued for investment in Tung Shing . . . .  13,096,560   1,437,882
Issued for investment in Super Success. . .   2,250,000     247,029
Issued for investment in TGI. . . . . . . .   5,714,576     627,408
                                             ----------   ---------

      Balance, December 31, 2001. . . . . .  37,869,018   3,836,484
                                             ==========   =========

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)



12.    COMMON  STOCK  (cont'd)

c)     Stock  Option  Plan

The company has adopted a stock option plan ("the plan") on July 27, 1996 pursuant to which the maximum number of shares which may be optioned under the plan may not exceed 20% of the total of the issued and outstanding common stock less the number previously reserved for issuance or 1,460,000* shares, whichever is greater.

Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the company. Options granted under the plan may be exercisable for up to 5 years, may require vesting and shall be at an exercise price, all as determined by the board.

If a participant ceases affiliation with the company other than by reason of death, termination for cause, retirement at normal retirement age or upon the optionee's ceasing to be a director other than by reason of death, removal or disqualification by law, the option remains exercisable by the participant for a period of 90 days or the expiry date whichever occurs earlier. If the optionee dies while employed by the company or while serving as a director, the options remain exercisable for a period of 180 days or the expiry date whichever occurs earlier. Termination for cause or removal or disqualification by law results in immediate termination of the option.

Options granted under the plan by the directors of the compensation committee, may be exercised with cash.

On September 1, 2000, all previously unexercised options were cancelled and 2,525,000 new options were granted at an exercise price of CDN $0.15 prior to September 1, 2001 and CDN $0.25 for the period from September 1, 2001 to August 31, 2002.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


12.    COMMON  STOCK   (cont'd)

c)     Stock  Option  Plan   (cont'd)

                                        Shares
                                        Available    Shares Subject     Option
                                        For Grant    to Options         Prices
                                        -----------  ---------------   ------------
                                                                             CDN $

      Outstanding at December 31, 1998    233,595*         500,000*            0.50*
        Granted. . . . . . . . . . . .    (50,000)*         50,000*            0.50*
        Expired. . . . . . . . . . . .    280,000*        (280,000)*           0.50*
                                        -----------       ----------   ------------

      Outstanding at December 31, 1999    463,595*         270,000*            0.50*
        Amendment. . . . . . . . . . .  3,200,000                -                -
        Granted. . . . . . . . . . . . (2,525,000)       2,525,000     0.15 or 0.25
        Granted. . . . . . . . . . . .   (375,000)         375,000             0.20
        Exercised. . . . . . . . . . .           -        (375,000)            0.20
        Cancelled. . . . . . . . . . .   (463,595)*       (270,000)*           0.50*
                                        -----------      ----------    ------------

      Outstanding at December 31, 2000     300,000       2,525,000     0.15 or 0.25

Granted. . . . . . . . . . . . . . . .    (100,000)        100,000      015 or 0.25
Granted. . . . . . . . . . . . . . . .    (200,000)        200,000             0.15
Exercised. . . . . . . . . . . . . . .           -        (280,000)            0.15
Expired. . . . . . . . . . . . . . . .     325,000        (325,000)    0.15 or 0.25
                                        -----------      ----------    ------------

      Outstanding at December 31, 2001     325,000       2,220,000     0.15 or 0.25
                                        ===========      ==========    ============

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


12.    COMMON  STOCK  (cont'd)

c)     Stock  Option  Plan   (cont'd)

Pro-forma information regarding net income and earnings per share is required by FAS No. 123 - "Accounting for Stock Based Compensation" and has been determined as if the company had accounted for its employee stock options based on fair values at the grant date for options granted under the Plan. The company's pro-forma information for the year ended December 31, 2001 would have been as follows:



                                                        2001          2001
                                                  -----------  ------------
                                                  As Reported     Pro-Forma
                                                  -----------  ------------

Loss from continuing operations. . . . . . . . .  (2,898,672)  $(2,917,672)
Basic and diluted EPS from continuing operations       (0.13)  $     (0.14)

                                                        2000          2000
                                                  -----------  ------------
                                                  As Reported     Pro-Forma
                                                  -----------  ------------

Loss from continuing operations. . . . . . . . .     (54,457)  $  (279,657)
Basic and diluted EPS from continuing operations       (0.01)  $     (0.03)

                                                        1999          1999
                                                  -----------  ------------
                                                  As Reported     Pro-Forma
                                                  -----------  ------------

Income from continuing operations. . . . . . . .      47,279   $    46,279
Basic and diluted EPS from continuing operations        0.01   $      0.01


The fair value of each option grant used for purposes of estimating the pro-forma amounts summarized above is based on the grant date using the Black-Scholes option pricing model with the weighted average assumptions shown in the following table:



                                              2001          2000          1999

Risk free interest rate . . . . . . .          4.0%          6.7%          6.7%
Volatility factor . . . . . . . . . .          100%          100%          100%
Weighted average expected life. . . .   1.12 years    1.99 years    1.35 years
Weighted average fair value per share        $0.06         $0.08         $0.02
Expected dividends. . . . . . . . . .          nil           nil           nil

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


13.    FORGIVENESS  OF  DEBT

During 1999, the company and certain of its creditors entered into agreements whereby the amounts owing to them were settled at rates ranging from 10% to 40% of the original debt.


14.    DISCONTINUED  OPERATIONS

During 1999, the company received notice from its joint venture partner that the agreement with Teiling City in China was terminated as a result of being unable to raise required funding. Accordingly, all assets associated with the joint venture were written off.


15.    INCOME  TAXES

The  components  of  deferred  tax  assets  and  liabilities  are  as  follows:



                                           2001        2000       1999

                                             $           $          $
    Deferred tax assets:
    Net operating loss carryforwards    288,000     248,000    211,000
    Net capital loss carryforwards .    120,000     128,000     11,000
                                       ---------   ---------  ---------

    Total deferred assets. . . . . .    408,000     376,000    222,000
    Less:  valuation allowance . . .   (408,000)   (376,000)  (222,000)
                                       ---------   ---------  ---------

    Net deferred tax asset . . . . .          -           -          -
                                       =========   =========  =========

The company has accumulated losses for income taxes purposes amounting to $654,378, which may be carried forward to reduce taxable income in future years. The potential future income tax benefits have not been recognized in these financial statements. The deductibility of these losses expires as follows:

    2003               $     14,391
    2004                    127,219
    2005                    310,063
    2006                        158
    2007                     78,212
    2008                    124,335
                       ------------
                       $    654,378
                       ============


In addition, as at December 31, 2001, the company has net capital loss carry forwards of $273,583 which may be used to offset any future capital gains.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


16.    SUPPLEMENTAL  DISCLOSURE  OF  CASH  FLOW  INFORMATION

Non-monetary  transactions:


                                                      2001      2000     1999

                                                        $         $        $

    Shares issued for investments. . . . . . .   2,312,320         -        -
    Shares issued for repayment of debt. . . .           -         -   16,826
    Shares issued for acquisition of emu farm.           -   359,340        -
    Shares issued for acquisition of web sites           -   117,829        -
    Options issued to settle debt. . . . . . .           -    50,498        -
    Forgiveness of debt. . . . . . . . . . . .           -         -  258,609
    Write-off due to discontinued operations .           -         -   72,021


17.    RELATED  PARTY  TRANSACTIONS

The  following  transactions  were  entered  into  with  related  parties.

                                                               2001     2000

                                                                 $        $

    Acquisition  of  web  sites  for  common  stock              -   29,453


18.    CONTINGENT  LIABILITY

The company is a defendant in an action commenced by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of $52,000 and for office services in the approximate amount of $42,000, provided by that company.

The directors are of the opinion that the claim is without merit and the company has filed a Statement of Defense and a counterclaim for approximately $34,000.

Since the amount of the loss, if any, cannot reasonably be estimated, no provision has been made in the accounts. Any loss resulting from this action will be recorded in the period in which the judgment is made.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  REVISED  CONSOLIDATED  FINANCIAL  STATEMENTS
DECEMBER  31,  2001  AND  2000
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)


19.    SEGMENTED  INFORMATION

The company has adopted FAS No. 131 - "Disclosures About Segments Of Enterprise And Related Information".

a)     The  breakdown  of  net  income  (loss) by geographic area is as follows:

                     2001       2000       1999
                       $          $          $

  Canada . .     (208,998)   (54,457)  (139,309)
  China. . .   (2,312,317)         -    186,588
  Peru . . .     (377,357)         -          -
               -----------   --------  ---------

               (2,898,672)   (54,457)    47,279
               ===========   ========  =========


b)     The  breakdown  of  identifiable assets by geographic area is as follows:

                  2001        2000
                    $           $

  Canada. . .    5,807     138,641
  China . . .        3           -
  Peru. . . .        1     356,662
                 -----     -------

                 5,811     495,303
                 =====     =======

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